UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Adjustment of Conversion Price, Exercise Price of Preemptive Rights, and Exchange Price

1. Type		Adjustment of exchange price

2. Class of Bonds		Foreign currency denominated exchangeable bonds (Issued September 1, 2021)

- Listing of Warrants		Not applicable

3. Details of Adjustment	Series No.	Pre-adjustment price (KRW)	Post-adjustment price (KRW)
	-	440,592	433,278

4. Changes in Securities	Series No.	Total par value (electronic registration) of non-exercised securities (KRW)	Number of shares available for conversion, exercise, and exchange before adjustment (shares)	Number of shares available for conversion, exercise, and exchange after adjustment (shares)
	-	36,864,672,000	83,671	85,083

5. Reasons for Adjustment		Adjustment of exchange price following cash dividend of POSCO HOLDINGS INC.

6. Basis and Method for Adjustment

1) Grounds for adjustment: Adjustment of the exchange price following cash dividends

-In the event of any reasons for adjustment of the exchange price, such as capital increase without consideration, stock split, reverse stock split, change of stock class, issuance of options or warrants to shareholders, stock dividends, cash dividends, issuance of new shares below market price, etc., the exchange price will be adjusted according to the relevant bond conditions.

2) Method of adjustment

Post adjustment adjusted price = Pre adjustment adjusted price X[(*Current market price - Cash dividends equivalent to 1 share)/*Current market price]

7. Effective Date of Adjusted Price		March 1, 2025

8. Date of Board Resolution (Decision Date)		-

- Attendance of Outside Directors	Present (No.)	-
	Absent (No.)	-

- Attendance of Auditors (members of Audit Committee)		-

9. Other references useful for making investment decisions

- ‘Total par value (electronic registration) of non-exercised securities (KRW)’of ‘4. Changes in Securities’ above was converted into KRW by applying the standard exchange rate (standard exchange rate of 1,360.32 EUR/KRW announced by Seoul Foreign Exchange Brokerage Co., Ltd. on August 13, 2021).

- Above 4. ‘Number of shares available for conversion, exercise, and exchange before adjustment (shares)’ has decreased from 3,290,947 shares to 83,671 shares due to the early redemption of EUR 1,038,800,000 out of the total face value of EUR 1,065,900,000 of exchangeable bonds on September 2, 2024, upon the request of the investor.

- ‘Current market price’ of ‘6.2 Method adjustment’ above means the amount obtained by taking an arithmetic average of the closing prices of 20 trading days until the immediately preceding trading day, including the immediately preceding trading day of the date started, with the trading day immediately preceding the date of disclosure of the initial dividend being the date started.

- Above ‘7. Effective Date of Adjusted Price’ will take effect retroactively on March 1, 2025 which is immediately after the record date for the 4th quarter 2024 (February 28, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 20, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President